U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4/A

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Miller, Jr. Edgar William
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.  Issuer Name and Ticker or Trading Symbol      Network Systems International,
                                                  Inc. (NESI)

3.  IRS Number of Reporting Person, if an
    Entity (Voluntary)

4.  Statement for Month, Year                     March, 2000

5.  If Amendment, Date of Original                N/A

6.  Relationship of Reporting Person to Issuer    Former Director, 10% Owner
    (Check all applicable)

7.  Individual or Joint/Group Filing             __x__ Form filed by one
                                                       Reporting Person
     (Check Applicable Line)                     _____ Form filed by more
                                                       than one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                           Common Stock

2.   Transaction Date                            March, 2000
     (Month/Day/Year)

3.   Transaction Code                            Code: D
          (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)  Amount: 10,850 shares
          (A) or (D)                             D
                                                 Price:  $2.781 - $3.00

5.   Amount of Securities Beneficially
     Owned at End of Month                       1,461,183

6.   Ownership form:                             (D) 1,459,621
     Direct (D) or Indirect (I)                  (I) 1,562

Nature of Indirect
Beneficial Ownership                             1,562 shares held
                                                 indirectly by Mr.
                                                 Miller's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                 N/A

2.  Conversion or Exercise Price of Derivative
    Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                            Code:
                                                V:

5.  Number of Derivative Securities Acquired (A)
    Or Disposed of (D)

6.  Date Exercisable and Expiration Date        Date Exercisable:
    (Month/Day/Year)                            Expiration Date:

7.  Title and Amount of Underlying Securities   Title:
                                                Amount of Number of Shares:
8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially
    Owned at End of Month

10. Ownership form of Derivative Security:  Direct (D)
    Or Indirect (I)

11. Nature of Indirect Beneficial Ownership


Explanation of Responses: Table 1, Items 4, 5 and 6 listing the transaction information was listed incorrectly on the Form 4 filed April 10, 2000 as 10,000 shares Disposed of. The correction has been made on this Form 4/A to reflect the correct number of shares Disposed of as 10,850; and the correct Amount of Securities Beneficially Owned at End of month as 1,461,183.

Signature of Reporting Person
/s/ Edgar William Miller, Jr.

Edgar William Miller, Jr.

Date:  April 11, 2000